EXHIBIT 12.1

Joy Global Inc.
Computation of Ratio of Earnings to Fixed Charges
In Millions

	Predecessor
	FYE 2000	11/01/00 to 6/23/01	6/24/01 to 10/31/01	FYE 2002	FYE 2003	FYE 2004
Income (loss) from continuing operations before
provision (benefit) for income taxes and minority
interest per Statement of Income	(31.3)	25.0	(62.1)	(43.8)	27.9	94.6
Add:
Portion of rents representative of the
interest factor	4.5	3.8	1.9	5.1	5.8	5.7
Interest on indebtedness, including amortization
of debt expense and premium	28.4	29.3	11.0	31.0	27.0	24.3
Amortization of debtor-in-posession debt expense
(included in reorganization costs)	10.6	4.1	--	--	--	--
Subtract:
Equity income recorded on investment
in Asea AB	0.2	--	--	--	--	--

Earnings	12.0	62.2	(49.2)	(7.7)	60.7	124.6
Interest on indebtedness, including amortization
of debt expense and premium	28.4	29.3	11.0	31.0	27.0	24.3
Amortization of debtor-in-posession debt expense
(included in reorganization costs)	10.6	4.1	--	--	--	--
Rents
Consolidated rent expense	13.4	11.3	5.6	15.2	17.5	17.1
Portion of rents representative
of the interest factor (1/3)	4.5	3.8	1.9	5.1	5.8	5.7

Fixed charges	43.5	37.2	12.9	36.1	32.8	30.0
Ratio of earnings to fixed charges	--	1.7	--	--	1.8	4.2
Additional Earnings needed to cover	31.5	--	62.1	43.8	--	--